Exhibit 12.1

MEDTRONIC PLC COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratios of earnings to fixed charges for the nine months ended January, 27, 2017, and for each of the fiscal years ended April 29, 2016, April 24, 2015, April 25, 2014, April 26, 2013 and April 27, 2012 were computed based on Medtronic’s historical consolidated financial information included in Medtronic’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K, respectively:

(in millions, except ratio of earnings to fixed charges)	Nine months ended January 27, 2017	Fiscal year ended April 29, 2016	Fiscal year ended April 24, 2015	Fiscal year ended April 25, 2014	Fiscal year ended April 26, 2013	Fiscal year ended April 27, 2012
Earnings:
Income from operations before income taxes	$3,167	$4,336	$3,486	$3,705	$4,251	$4,145
Noncontrolling interest (income) loss	5	4	1	(1)	(1)	8
Capitalized interest(1)	(8)	(10)	(5)	(4)	(4)	(4)

	$3,164	$4,330	$3,482	$3,700	$4,246	$4,149

Fixed Charges:
Interest expense, gross(2)	$804	$1,386	$666	$379	$392	$353
Rent interest factor(3)	66	81	59	45	42	46

	$870	$1,467	$725	$424	$434	$399

Earnings before income taxes and fixed charges	$4,034	$5,797	$4,207	$4,124	$4,680	$4,528

Ratio of earnings to fixed charges	5x	4x	6x	10x	11x	11x

(1)	Capitalized interest relates to construction projects in process.
(2)	Interest expense consists of interest on indebtedness.
(3)	Approximately one-third of rental expense is deemed representative of the interest factor.